ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

March 15, 2017

Justin Hebenstreit

(415) 315-2344

justin.hebenstreit@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jason Fox

Re:    Allianz Funds (Registration Nos. 033-36528 and 811-06161); Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167); AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975); AllianzGI Convertible & Income Fund (Registration Nos. 333-184077 and 811-21284); AllianzGI Convertible & Income Fund II (Registration Nos. 333-184231 and 811-21338); AllianzGI Equity & Convertible Income Fund (Registration Nos. 333-191818 and 811-21989); AllianzGI NFJ Dividend Interest & Premium Strategy Fund (Registration Nos. 333-108137 and 811-21417); AllianzGI Diversified Income & Convertible Fund (Registration Nos. 333-202699 and 811-23039 ); (the “Registrants”)

Dear Mr. Fox:

On February 14, 2017, you provided oral comments on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) based upon Form N-CSR filings containing the Registrants’ annual reports (each, an “Annual Report,” and collectively, the “Annual Reports”) for the periods ended as of the dates indicated parenthetically below:

•	Allianz Funds (period ended June 30, 2016);

•	Allianz Funds Multi-Strategy Trust (period ended September 30, 2016);

•	AllianzGI Institutional Multi-Series Trust (period ended September 30, 2016);

•	AllianzGI Convertible & Income Fund (period ended February 28, 2016);

•	AllianzGI Convertible & Income Fund II (period ended February 28, 2016);

•	AllianzGI Equity & Convertible Income Fund (period ended January 31, 2016);

•	AllianzGI NFJ Dividend Interest & Premium Strategy Fund (period ended January 31, 2016); and

•	AllianzGI Diversified Income & Convertible Fund (period ended January 31, 2016).

You requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff’s comments in relation to the Annual Reports are set forth below.

Allianz Funds Multi-Strategy Trust (the “Trust” for purposes of this section, and each series of each Trust thereof, a “Fund”)

1.	Comment: Please explain supplementally for the AllianzGI Global Fundamental Strategy Fund the basis for considering a custom blended index an appropriate broad-based market index under Item 4(b)(2)(iii) of Form N-1A.

Response: The Trust notes that Item 4(b)(2)(iii) of Form N-1A requires that a Fund display, along with its Average Annual Total Return, the returns of an “appropriate broad-based securities market index”. In response to this Item, the Fund shows as its primary benchmark the returns of the USD Overnight LIBOR Index. The Trust notes that this is not a custom blended index, and is instead a single index that is administered by a third party organization that is not an affiliated person of the Fund. In addition to the USD Overnight LIBOR Index, the Fund also shows the returns of three additional indices, as permitted by Instruction 2(b) to Item 4(b) and Item 27(b)(7): (1) 70% MSCI ACWI, 30% Bloomberg Barclays Global Aggregate Bond Index, (2) USD Overnight LIBOR + 4% and (3) Lipper Absolute Return Funds Average. The Fund includes a blended index as a secondary index in order to help investors better understand the risk profile of the Fund, and the Trust submits that this approach is both helpful to investors and permitted by Form N-1A.

2.	Comment: The Staff notes that an amended NSAR-B/A was filed on November 29, 2016. Please explain supplementally why this amendment was filed. In addition, when filing an amended NSAR-B in the future, please include a transmittal letter with an explanation for why such amendment was filed.

Response: The Trust filed the referenced NSAR-B/A for the purposes of incorporating revised information regarding capital stock with respect to AllianzGI Retirement 2015 Fund that had inadvertently been omitted from the initial NSAR-B filing made on November 28, 2016. The revised information appears in question 28A-28H for Series 7 on Form NSAR. The Trust confirms that, if it files an amended NSAR-B in the future, it will undertake to include a transmittal letter detailing the reason for filing the amendment.

3.	Comment: Please confirm that the AllianzGI Emerging Markets Debt Fund has segregated an appropriate amount of assets that would allow the Fund to cover the full notional amount in connection credit default swaps in which the Fund is a seller.

Response: The Trust confirms that the Fund segregates or “earmarks” a sufficient amount in cash or liquid assets in order to cover the full notional obligation of a credit default swap in which the Fund is a seller. Similarly, the Fund maintains adequate coverage in buy production on credit default swaps in which the Fund holds a loss position.

Allianz Funds (the “Trust” for purposes of this section, and each series of each Trust thereof, a “Fund”)

4.	Comment: The Staff notes that, with respect to AllianzGI Global Natural Resources Fund, investments in derivative instruments appear to have contributed significantly to the Fund’s performance; however, there was no corresponding discussion regarding the impact of derivatives on performance. In the future, please provide a discussion regarding the effect that investments in derivatives had on a Fund’s performance.

Response: The Trust undertakes that in future Annual Report filings it will, to the extent derivative investments have significantly contributed to the cover period’s performance, include a discussion regarding the impact of derivative instruments on the Fund’s performance.

5.	Comment: The Staff notes that an amended N-CSR/A was filed on September 2, 2016. Please explain supplementally why this amendment was filed. In addition, when filing an amended N-CSR in the future, please include a transmittal letter with an explanation for why such amendment was filed.

Response: The Trust filed an amended N-CSR/A for the purpose of correcting the 2016 aggregate non audit fees paid to the accounting firm in section 3(g). The number was changed from $5,109,722 to $5,874,362. The Trust confirms that, if it files an amended N-CSR in the future, it will undertake to include a transmittal letter detailing the reason for filing the amendment.

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Please do not hesitate to call me (at 415-315-2344) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Justin Hebenstreit

Justin Hebenstreit, Esq.

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

Debra Rubano, Esq.

Craig Ruckman, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.